SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

 Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Sante Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

 COCA-COLA FEMSA, S.A.B. DE C.V. ANNOUNCES
COMMENCEMENT OF tender offer

August 25, 2022

MEXICO CITY, MEXICO – Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”) (NYSE: KOF) announces that it has commenced an offer to purchase for cash KOF’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding Accrued Interest (as defined below) and Additional Amounts (as defined below), if any (the “Aggregate Purchase Price”), of up to US$250 million (the “Tender Cap”), subject to the acceptance priority procedures and proration described herein from each registered holder of the Notes (each a “Holder” and, collectively, the “Holders”). We refer to our offer to purchase each series of Notes as an “Offer” and collectively as the “Offers.” We reserve the right to amend, extend or terminate any Offer, subject to applicable law. The Offers are being made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”).

The following table sets forth the series of Notes subject to the Offers:

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Reference Security	Bloomberg Reference Page	Fixed Spread (basis points)(1)
5.250% Senior Notes due 2043	191241 AF5/ US191241AF58	US$600,000,000	1	3 ⅜% U.S. Treasury Note due 08/15/42	PX1	+ 149bps
2.750% Senior Notes due 2030(2)	191241 AH1/ US191241AH15	US$1,250,000,000	2	2 ¾% U.S. Treasury Note due 08/15/32	PX1	+ 112bps
(1)	The Total Consideration payable per each US$1,000 principal amount of each series of Notes validly tendered for purchase will be calculated in accordance with the formula set forth in Schedule 1 to the Offer to Purchase, based on the fixed spread specified in the table above for such series of Notes, plus the yield of the specified Reference Security for that series as quoted on the Bloomberg Reference Page specified in the table above as of 11:00 a.m., New York City time, on September 9, 2022, unless extended with respect to an Offer (such date and time, as the same may be extended with respect to an Offer, the “Price Determination Date”). The Total Consideration for each series of Notes includes an early tender premium in the amount of US$30 per US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offers (the “Early Tender Premium”).
(2)	The par call date for this series of Notes is October 22, 2029.

The Offers will expire at 11:59 p.m., New York City time, on September 22, 2022, unless extended or earlier terminated with respect to an Offer (such time and date, as the same may be extended or earlier terminated with respect to an Offer, the “Expiration Time”). In order to be eligible to receive the applicable Total Consideration (as defined below), Holders must validly tender (and not validly withdraw) their Notes on or prior to 5:00 p.m., New York City time, on September 8, 2022, unless extended with respect to an Offer (such time and date, as the same may be extended with respect to an Offer, the “Early Tender Time”).

Tenders of Notes may be withdrawn at any time on or before 5:00 p.m., New York City time, on September 8, 2022, unless extended with respect to an Offer, but not thereafter.

The total consideration (the “Total Consideration”) offered for each US$1,000 principal amount of each series of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offers is the price (calculated as described in Schedule I to the Offer to Purchase) equal to:

(i)	the present value on the Initial Settlement Date (as defined below) of (x) US$1,000, the principal amount payable on the Notes on the scheduled maturity date or par call date of the relevant series of Notes, as applicable, and (y) all scheduled interest payments on the Notes from the Initial Settlement Date up to and including the scheduled maturity date or par call date of the relevant series of Notes, as applicable, in each case discounted on the basis of a yield equal to the sum of (a) the yield to maturity (the “Reference Yield”) of the applicable reference security set forth in the table above in the column under the heading “Reference Security” (each, a “Reference Security”), as calculated by either HSBC Securities (USA) Inc. or J.P. Morgan Securities LLC in its capacity as Dealer Manager (as defined below) in accordance with standard market practice, based on the bid-side price of the Reference Security on the Price Determination Date as displayed on the applicable Bloomberg Reference Page specified in the above table in the column under the heading “Bloomberg Reference Page” or any recognized quotation source selected by the Dealer Managers in their sole discretion if such Bloomberg Reference Page is not available or is manifestly erroneous, plus (b) the applicable fixed spread specified in the above table in the column under the heading “Fixed Spread,” minus
(ii)	Accrued Interest (as defined below) to, but not including, the Initial Settlement Date,

such price being rounded to the nearest US$0.01 per US$1,000 principal amount of the Notes. The Total Consideration includes the Early Tender Premium.

Subject to the terms and conditions of the Offers, each Holder who validly tenders on or prior to the Early Tender Time and does not validly withdraw such Holder’s Notes will be entitled to receive, if such Notes are accepted for purchase (the date of such purchase, the “Initial Settlement Date”), the applicable Total Consideration, plus accrued and unpaid interest on the purchased Notes from and including the last interest payment date to, but not including, the applicable Settlement Date (the “Accrued Interest”) and additional amounts in respect of withholding taxes applicable to the Accrued Interest (including gains derived from the sale of the Notes in the Offers that are treated as interest), if any (the “Additional Amounts”). Holders who validly tender their Notes after the Early Tender Time but on or prior to the Expiration Time will be entitled to receive, if such Notes are accepted for purchase (the date of such purchase, the “Final Settlement Date” and each of the Initial Settlement Date and the Final Settlement Date, a “Settlement Date”), the applicable Total Consideration minus the Early Tender Premium, plus Accrued Interest to, but not including, the Final Settlement Date and Additional Amounts, if any. Assuming all conditions to the Offers have been satisfied or waived, the Initial Settlement Date is expected to occur on the third business day following the Early Tender Time, or September 13, 2022, and the Final Settlement Date is expected to occur on the second business day following the Expiration Time, or September 26, 2022.

The Offers are conditioned upon the consummation of customary conditions. Subject to applicable law, the Company reserves the right to (x) waive any and all conditions to an Offer, (y) extend an Offer or (z) if the conditions of an Offer are not satisfied or waived, otherwise amend or terminate such Offer in any respect.

If the purchase of all Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time would cause the Company to purchase an aggregate principal amount of Notes that would result in an Aggregate Purchase Price in excess of the Tender Cap, then the Offers will be oversubscribed at the Early Tender Time, and we will not accept for purchase any Notes tendered after the Early Tender Time and the Company will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers) only accept for purchase on the Initial Settlement Date, the Notes tendered at or prior to the Early Tender Time resulting in the payment of an Aggregate Purchase Price not exceeding the Tender Cap pursuant to the Acceptance Priority Procedures (as defined below). If the Offers are not oversubscribed at the Early Tender Time and the purchase of all Notes validly tendered at or prior to the Expiration Time would cause the Company to purchase an aggregate principal amount of Notes (resulting in a payment of an Aggregate Purchase Price not exceeding the Tender Cap, together with the Notes purchased in the Initial Settlement Date) that would result in an Aggregate Purchase Price in excess of the Tender Cap, then the Offers will be oversubscribed at the Expiration Time and we will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers) only accept for purchase all Notes validly tendered prior to the Early Tender Time and purchase any Notes tendered after the Early Tender Time resulting in a payment of an Aggregate Purchase Price not exceeding the Tender Cap pursuant to the Acceptance Priority Procedures.

In the Offers, subject to the satisfaction of the conditions to the Offers, the Company will accept for purchase validly tendered Notes in the order of the related acceptance priority level set forth in the above table in the column under the heading “Acceptance Priority Level” (the “Acceptance Priority Level”), beginning at the lowest numerical value first. Subject to the procedures described below for undersubscribed Offers by the Early Tender Time, if the aggregate principal amount of all validly tendered Notes corresponding to an Acceptance Priority Level, when added to the aggregate principal amount of all Notes accepted for purchase corresponding to each higher Acceptance Priority Level (lower numerical value), if any, would result in an Aggregate Purchase Price that does not exceed the Tender Cap, then the Company will accept for purchase all such tendered Notes of a series and will then apply the foregoing procedure to the next lower Acceptance Priority Level (next higher numerical value). If the condition described in the foregoing sentence is not met, the Company will accept for purchase on a pro rata basis the maximum aggregate principal amount of such tendered Notes of the lowest Acceptance Priority Level (higher numerical value) as the Company can while still satisfying that condition. No tendered Notes in Acceptance Priority Level 2 will be accepted for purchase, to the extent that the acceptance of tendered Notes in Acceptance Priority Level 1 results in the purchase of Notes with an Aggregate Purchase Price in excess of the Tender Cap (as may be increased by the Company in its sole discretion). If the Offers are not fully subscribed at the Early Tender Time, subject to the Tender Cap, Notes tendered at or before the Early Tender Time will be accepted for purchase in priority to other Notes tendered after the Early Tender Time, even if such Notes tendered after the Early Tender Time have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Time. The Company refers to the procedures described in this paragraph as the “Acceptance Priority Procedures.”

If proration of a series of tendered Notes is required, the Company will determine the final proration factor as soon as practicable after the Early Tender Time or Expiration Time, as applicable, and will inform the Holders of such series of Notes of the results of the proration. In the event proration is required with respect to a series of Notes, the Company will multiply the principal amount of each valid tender of such series of Notes by the applicable proration rate and round the resulting amount down to the nearest US$2,000 with respect to the 5.250% Senior Notes due 2043 and US$1,000 with respect to the 2.750% Senior Notes due 2030. The excess principal amount of Notes not accepted from the tendering Holders will be promptly returned to such Holders.

* * *

KOF has engaged HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC as dealer managers in connection with the Offers (the “Dealer Managers” and each, a “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers are not being made to Holders in any jurisdiction in which KOF is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on KOF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll-free) or J.P. Morgan Securities LLC at (866) 846-2874 (toll-free). Requests for additional copies of the Offer to Purchase and related documents may be directed to Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2014 (toll-free).

Neither the Offer to Purchase nor any documents related to the Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2022

COCA-COLA FEMSA, S.A.B. DE C.V.

By: /s/ Constantino Spas Montesinos
Name: Constantino Spas Montesinos
Title: Chief Financial Officer